Exhibit 99.5

NICE Actimize Named No. 1 Anti-Money Laundering and Anti-Fraud Solutions
Provider in Operational Risk & Regulation Magazine Rankings

Leading positions once again secured in financial crime categories – 'Anti-Fraud' and 'Anti-Money
Laundering' – based on survey of the financial industry

NEW YORK - June 28, 2012 - NICE Actimize, a NICE Systems (NASDAQ:NICE) company and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, today announced that it has been ranked as the number one solutions provider in both the Anti-Money Laundering (AML) and Anti-Fraud software categories in Operational Risk & Regulation magazine's Compliance Software Rankings 2012.

“Regulatory approaches are changing, strengthening the argument for a unified and consistent company-wide approach to financial crime,” according to Alexander Campbell, editor, Operational Risk & Regulation. “NICE Actimize, which ranked first in two of our six categories and third overall, supports this approach.”

The NICE Actimize solutions provide a common framework for full-lifecycle detection, investigation, reporting and remediation of financial crime. With its customer-centric, enterprise-wide financial crime prevention capabilities, NICE Actimize enables financial institutions to address money laundering risks, new and emergent fraud threats, streamline processes, and better serve customers.

Each of the NICE Actimize solutions, Anti-Money Laundering and Anti-Fraud, can be easily integrated into a larger enterprise financial crime and compliance framework. Both solutions share a common technology platform, which offers IT cost benefits, operational efficiencies and performance benefits when compared to integrating disparate systems.

"We continue to invest in developing innovative solutions in order to stay ahead of the regulatory and criminal challenges facing the industry. With these two leading positions in financial crime, the rankings are continued proof of the success of our solutions,” said Amir Orad, president and CEO NICE Actimize. “We thank the financial institutions which participated in the Operational Risk & Regulation survey for demonstrating their confidence in our technology and services in AML and fraud.”

The Actimize Anti-Money Laundering solutions suite combines focused models, rules, and profiles with unique, advanced analytics, to help financial institutions comply with anti-money laundering regulations from agencies around the world, covering such functions as transaction monitoring, watch list filtering, accounting opening and onboarding, and effective identification of suspicious activities. The company’s proven expertise and packaged offerings are dedicated to banking, securities, insurance and regulatory bodies.

The Actimize Integrated Fraud Management solution suite delivers real-time, customer-centric fraud prevention that supports a holistic enterprise fraud management program. The suite provides both channel and line-of-business specific detection solutions, including those for card fraud, web banking, deposit fraud, retail and commercial payment fraud, and employee fraud, that are fully integrated and seamlessly share data for true cross-channel fraud management. NICE Actimize fraud solutions provide financial institutions insight into customers and accounts, enabling them to effectively detect and prevent fraud, reduce financial losses, preserve brand reputation and protect customers.

Operational Risk & Regulation magazine's ranking methodology

The rankings were compiled from a survey conducted over four weeks in spring 2012. The survey was sent to readers of Operational Risk & Regulation from around the world and was also promoted through www.risk.net. Respondents were asked to rank their top five companies across six categories. The results were compiled by Incisive Research, a subsidiary of Incisive Media.

NICE Actimize, a NICE Systems (NASDAQ: NICE) company, is the world's largest and broadest financial crime, risk and compliance solutions provider. The company provides real-time and cross-channel fraud prevention, anti-money laundering, enterprise investigations, risk management and trading surveillance solutions built upon a single flexible software platform. Implemented by the majority of the world's largest financial institutions, including all of the top 10 banks, the company's solutions enable clients to mitigate financial crime risk, improve compliance, and reduce operational costs. www.actimize.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies.www.nice.com.

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.